Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Registration Statement of NanoViricides, Inc., Inc. on Form S-1 to be filed on or about November 27, 2019 of our report dated August 23, 2019, except for Note 1 (Reverse Stock Split) as to which date is September 25, 2019 on our audits of the financial statements as of June 30, 2019 and 2018 and for each of the years in the three-year period ended June 30, 2019. Our report includes an explanatory paragraph about the existence of substantial doubt concerning the Company’s ability to continue as a going concern. We also consent to the reference to our firm under the caption “Experts” in this Registration Statement.

/s/ EISNERAMPER LLP

Iselin, New Jersey
November 27, 2019